CSLM HOLDINGS, INC.

2400 E. Commercial Boulevard – Suite 900

Fort Lauderdale, FL 33308

June 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	CSLM Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed June 24, 2025

File No. 333-283520

Attention: Joseph Cascarano, Robert Littlepage, Jeff Kauten and Matthew Derby

Dear Members of Staff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant CSLM Holdings, Inc. and co-registrant, Fusemachines Inc. hereby request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, June 30, 2025, or as soon as practicable thereafter.

Very Truly yours,

/s/ Charles Cassel
Charles Cassel
Chief Executive Officer

Cc:	Alexandria Kane

Loeb & Loeb, LLP